           May 4, 2009
VIA EDGAR and FACSIMILE (703) 813-6968
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010
Re:	The Goodyear Tire & Rubber Company Form 10-K for the fiscal year ended December 31, 2008 Filed February 18, 2009 Form 10-Q for the period ended March 31, 2009 File No. 1-01927
Dear Mr. O’Brien:
     This letter is in response to the letter, dated May 1, 2009 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.
     For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
     The Company respectfully submits the following information in response to the Comment Letter.
Form 10-Q for the period ended March 31, 2009
Management’s Discussion and Analysis, page 25
1.	We have read your response to prior comment 4 and the disclosure in your March 31, 2009, Form 10-Q. Please clarify how you considered the guidance in paragraph 28 of SFAS 142 in deciding not to perform an interim impairment test of goodwill for EMEA and Asia Pacific Tire as of December 31, 2008, and March 31, 2009. Please clarify how your analysis of the significance of the difference between fair value over carrying value as of July 31, 2008, resulted in your conclusion for both reporting units at December 31, 2008. As of March 31, 2009, clarify how you determined the significant adverse change in the business climate and changes in segment performance for EMEA and Asia Pacific Tire did not meet the criteria in paragraph 28.
Our July 31, 2008 goodwill impairment analysis indicated that the fair value would have had to decline in excess of 30% for EMEA and in excess of 50% for Asia Pacific Tire to reduce the fair value of the reporting unit below its carrying amount. Considering this, we then evaluated the decreases in segment operating income for EMEA and Asia Pacific Tire and reached the following conclusions:
For EMEA at December 31, 2008, we considered the impact of the actual segment operating income in the fourth quarter on the fair value assumptions utilized in the July 31, 2008 impairment analysis. While segment operating income declined in the fourth quarter, the impact was substantially less than what would be necessary to reduce the fair value below the carrying amount of EMEA considering the 30% threshold identified above. At March 31, 2009, we considered the actual results of 2008 and the first quarter of 2009 as well as our forecast of segment operating income for the remainder of 2009 and determined the impact remained less than the 30% threshold identified above.
For Asia Pacific Tire, we performed the same analysis as that described for EMEA at December 31, 2008 and March 31, 2009 and concluded that the impact was substantially less than the 50% threshold identified above for both periods.
Based on our considerations as noted above, we concluded that we did not have a triggering event to test goodwill for impairment as outlined in paragraph 28 of SFAS 142. Furthermore, while there has been a change in the business climate for EMEA and Asia Pacific Tire, we included our view of the business climate in our full year 2009 forecast and have concluded that the change would not have a significant adverse impact on the fair value of these strategic business units and that it is not more likely than not that their fair values would be less than their carrying amounts at March 31, 2009.
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     In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-0061 (fax: 330-796-2338).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Thomas A. Connell
Thomas A. Connell
Vice President and Controller

cc:       Jenn Do, Staff Accountant, U.S. Securities and Exchange Commission